PRESS RELEASE

Sanofi Files Suit in the U.S. to Defend its Patent Rights on Lantus®

Paris, France – August 8, 2017 - Sanofi announced today that it filed a patent infringement suit against Merck Sharp & Dohme Corp. (“Merck”) on August 8, 2017 in the United States District Court for the District of New Jersey. In its suit Sanofi alleges infringement of two patents.

The suit was triggered by a notification received from Merck in late June, in which Merck stated that it had filed an NDA (505(b)(2) New Drug Application) with FDA for an insulin glargine vial drug product. Merck also stated that its NDA included a paragraph IV certification challenging all of the Sanofi patents then listed in the FDA Orange Book for Sanofi’s Lantus® and Lantus® SoloStar® products.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations Ashleigh Koss Tel: +1 (908) 981-8745 Mobile: +1 (908) 205-2572 Ashleigh.Koss@sanofi.com	Investor Relations George Grofik Tel. +33 (0) 1 53 77 45 45 ir@sanofi.com

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